HOMELAND STORES, INC.
                              EMPLOYEE STOCK
                              OWNERSHIP PLAN

                 REPORT ON AUDIT OF FINANCIAL STATEMENTS
                      AND SUPPLEMENTAL SCHEDULES
               For the Years Ended July 31, 2001 and 2000


                           HOMELAND STORES, INC.
                    EMPLOYEES' STOCK OWNERSHIP PLAN
                                 INDEX



                                                                    Page

Report of Independent Accountants                                     1

Financial Statements:

      Statements of Net Assets Available for
        Benefits as of July 31, 2001 and 2000                         3

      Statements of Changes in Net Assets
        Available for Benefits for the Years
        Ended July 31, 2001 and 2000                                  4

Notes to Financial Statements                                         5


Supplemental Schedules:

  Schedule H, line 4i - Schedule of Assets (Held At End of Year)      9

  Schedule H, line 4j - Schedule of Reportable Transactions          10









                   Report of Independent Accountants


To the Participants and Administrator of The Homeland Stores, Inc. Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for Benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Homeland Stores, Inc. Employee Stock Ownership Plan (the "Plan") as of July 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the accompanying financial statements, the fair value of the Homeland Holding Corporation Common Stock declined significantly subsequent to July 31, 2001.

As discussed in Note 4 to the accompanying financial statements, management of Homeland Stores, Inc., the Plan sponsor, has filed for protection under Chapter 11 of the United States Bankruptcy Code. The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. However, because of the Plan sponsor's financial difficulties, there is substantial doubt about whether the Plan will continue as a going concern.
The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets (held at end of year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan custodian. The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the net gain or loss on sales of certain nonparticipant directed plan assets. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




September 26, 2001









          HOMELAND STORES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                    As of July 31, 2001 and 2000



                                                        2001        2000

                     ASSETS

Investments:
  Homeland Holding Corporation Common Stock,
   At fair value (115,374 and 142,154 shares
   respectively)                                     $ 24,229    $ 515,308
  Interest-bearing cash                                 2,427        1,909

Receivables:
  Employer matching contributions                        -           1,200
  Employees' contributions                               -           3,603
  Due from brokers                                        273        3,458

Net assets available for benefits                    $ 26,929    $ 525,478











The accompanying notes are an integral part of these financial statements.





            HOMELAND STORES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                For the Years Ended July 31, 2001 and 2000


                                                        2001       2000


Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value
     of investments                                  $(461,143)  $  6,599
    Interest income                                        165        232


  Contributions:
    Employer matching contributions                       -        11,512
    Employees' contributions                              -        34,571

  Total additions                                     (460,978)    52,914

Deductions from net assets attributed to:
  Distributions to participants                         37,571    105,971

Net decrease                                          (498,549)   (53,057)

Net assets available for benefits:
  Beginning of year                                    525,478    578,535

  End of year                                        $  26,929   $525,478





The accompanying notes are an integral part of these financial statements.



1.	DESCRIPTION OF THE PLAN

GENERAL - Homeland Stores, Inc. (the "Company") established the Homeland Stores, Inc. Employee Stock Ownership Plan (the "Plan") effective as of August 2, 1996 ("Effective Date"). The Plan, which is maintained pursuant to collective bargaining agreements entered into in August 1996, provides for employees covered under the collective bargaining agreements an opportunity to participate in the ownership of the Company through common stock of Homeland Holding Corporation (the "Common Stock"). The Plan is a defined contribution plan and contributions made are held in each participant's account in a trust. The benefit that a participant receives depends on the amount of contribution made by each participant and the Company, and the performance of the Common Stock. The Plan is subject to the provisions of the Employee Retirement Income
Security Act of 1974 ("ERISA").

CONTRIBUTIONS - The Plan document provides four ways in which contributions may be made to the Plan by the participants and/or the Company. No employer or participant contributions were required or made for the year ended July 31, 2001.

Discretionary Company Contributions - The Company, at its sole discretion, may make additional contributions of cash or Common Stock whenever it desires. Participants employed on a full-time basis for the entire Plan year receive a per capita allocation of shares or cash. Part-time participants employed on a continuous basis since February 1 of the respective Plan year and full-time participants employed on a continuous basis since February 1, but after the beginning of the respective Plan year, receive one-half of the allocation received by full-time employees employed the entire Plan year.

Participant and Company Matching Contributions - Beginning on the first anniversary of the Effective Date and for the three-year period ended August 2, 2000, participants could make pre-tax contributions, subject to certain tax law limitations, in an amount equal to their ratable share of the equivalent of the fair value of 43,519 shares of Common Stock each year. The Company matched 33 1/3% of each participant's pre-tax contribution in the form of Common Stock. The matching contributions were credited to each participant's account at the end of each month. All employees covered by the collective bargaining agreements were eligible to make participant contributions beginning February 1 and August 1 of each Plan year subsequent to the participant's initial employment date as a union employee.

Required Company Contributions - The Company was required to make a contribution to the Plan of 58,025 shares of Common Stock as soon as practicable after the Effective Date and in each of the two Plan years ended July 31, 1998 and 1999. The allocation of such contributions was the same as described above for Discretionary Company Contributions.

Contingent Company Contributions - Had the Company's earnings before the deductions of interest, taxes, depreciation and amortization ("EBITDA") exceeded $25.0 million in the first year ending on the anniversary of the collective bargaining agreements, $27.5 million the second year ending on the anniversary of the collective bargaining agreements, and $30.25 million in the third year ending on the anniversary of the collective bargaining agreements, the Company would have been required to make additional contributions to the Plan of 58,025 shares of Common Stock in each of those years in which the targets were achieved. The Company did not achieve EBITDA levels described above during the specified period.



HOMELAND STORES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS



1.	DESCRIPTION OF THE PLAN, Continued

VESTING - Each participant's account, including participant and allocated Company contributions, is always 100% vested and non-forfeitable, including the earnings thereon.

DISTRIBUTION OF BENEFITS - No distribution from the Plan will be made until a participant retires, dies (in which case payment shall be made to the participant's beneficiary), or otherwise terminates employment with the Company, or upon termination of the Plan, except that distribution of the participant's account shall commence in any event no later than April 1 following the end of the calendar year in which the participant reaches 70 1/2, regardless of whether the participant is employed on such date. Distributions are made in lump-sum payments or installment payments made over a period of two years, unless the participant is at least age 70 1/2, in which case the participant may elect installment payments over their life expectancy. Distributions are made in cash or, if the participant elects, in the form of Common Stock plus cash for any fractional shares.

VOTING RIGHTS - Each participant is entitled to exercise voting rights with respect to the Common Stock allocated to his or her account.

PLAN TERMINATION - Although the Company has not expressed any intent to do so, the Company reserves the right, through its board of directors, to terminate the Plan at any time. Upon termination of the Plan, the account of each participant will be distributed as prescribed by the Plan.

ADMINISTRATION OF THE PLAN - Certain administrative duties are performed by officers or employees of the Company and none of the officers or employees receive compensation from the Plan. The custodial bank agent processes distribution payments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Common Stock is valued at fair value based on quoted market prices obtained by the custodial bank agent from an independent pricing service. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.



HOMELAND STORES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS




2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

RISKS AND UNCERTAINTIES - The Plan provides for investment of assets in the Common Stock. As such, those assets are exposed to various market risks. Due to the level of uncertainty related to changes in the value of the Common Stock, it is at least reasonably possible that changes in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The fair value based upon current market quotations of the Common Stock was $0.21 per share and $0.05 per share at July 31, 2001 and September 26, 2001, respectively.

ADMINISTRATIVE EXPENSES - All administrative expenses are paid by the Company. For the years ended July 31, 2001 and 2000, the Company paid on behalf of the Plan administrative expenses of $10,696 and $14,286, respectively.

PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution.

3.	INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated as of June 9, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Plan.

4.	SUBSEQUENT EVENT

On August 1, 2001, the Company and its parent, Homeland Holding Corporation ("Holding"), filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. In addition, the Report of Independent Accountants on the audit of the consolidated financial statements of Holding and its subsidiaries at December 30, 2000 and for the 52 week period then ended, raises substantial doubt about the company's ability to continue as a going-concern. The continuation of the Company's business as a going concern is contingent upon, among other things, the ability to (i) formulate a plan of reorganization that will be confirmed by the Bankruptcy Court, (ii) achieve satisfactory levels of future profitable operations, (iii) maintain adequate financing, and (iv) generate sufficient cash from operations and divestments to meet future obligations. The Company plans to develop a plan of reorganization for submission to the Bankruptcy Court. If the Company fails to file a plan of reorganization within a future time period to be specified, or, after such plan has been filed, if the Company fails to obtain acceptance of such plan from the requisite impaired classes of creditors and equity security holders during the exclusive period, any party-in-interest, including a creditor, an equity security holder, a committee of creditors or equity security holders, or an indenture trustee, may file their own plan of reorganization for the Company.



HOMELAND STORES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS



4.	SUBSEQUENT EVENT, Continued

The Company's ability to continue as a going concern directly affects the value of Common Stock held by participants of the Plan, which may impact the Plan's ability to fund its own expenses in the event the Company cannot. This raises substantial doubt about the Plan's ability to continue as a going concern.












HOMELAND STORES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)




Identity of Issue, Borrower,           Description of            Current
   Lessor or Similar Party              Investments       Cost     Value

Homeland Holding Corporation**          Common stock,
                                      115,347 shares        *   $ 24,229

American Performance Cash
 Management Fund                    Money Market Funds,
                                       2,427 units     $ 2,427  $  2,427


*  Custodial bank was unable to provide historical cost information

**  Denotes party-in-interest



HOMELAND STORES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS


                                                    I
Identity of                       Description       Number of      Number
Party Involved                     of Asset         Purchases     of Sales

Bank of Oklahoma             Cash Management           26            -
                                 Fund

Bank of New York          Homeland Holding Corp.
                             Common Stock               -            1

Herzog Geine Geduld Inc.  Homeland Holding Corp.
                             Common Stock               -           11



Continued:


                                          Total     Total
                        Description      Purchase   Selling  Net Gain
                         Of Asset         Price     Price    or (Loss)


Bank of Oklahoma       Cash Management   $ 37,073   $   -     $   -
                          Fund

Bank of New York       Homeland Holding Corp.
                          Common Stock       -           85       *

Herzog Geine Geduld
 Inc.                  Homeland Holding Corp.
                          Common Stock       _       33,316       *








* Custodial bank was unable to provide net gain or loss on sale of certain nonparticipant directed plan assets.